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                              December 31, 2020

       Manish Chandra
       Chief Executive Officer
       Poshmark, Inc.
       203 Redwood Shores Parkway, 8th Floor
       Redwood City, California 94065

                                                        Re: Poshmark, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 17,
2020
                                                            File No. 333-251427

       Dear Mr. Chandra:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2020 letter.

       Registration Statement on Form S-1 Filed December 17, 2020

       Shares Eligible for Future Sale, page 144

   1. We note your disclosure that "[t]he shares of Class A common stock issuable upon the automatic conversion of
the Convertible Notes . . . will be deemed 'restricted securities' as defined in Rule 144."
However, the tables on pages 144-145 and 41-42 seem to suggest that shares of your
Class A common stock issuable upon the automatic conversion of the
                                                        Convertible Notes will
be available for sale in the public market as of the date of your prospectus. Please
revise the tables to clarify which shares of Class A common stock are available for sale as
of the date of this prospectus as compared to a future date because of the restrictions
contained in Rule 144, as it pertains to the shares issuable upon conversion of the Convertible
Notes.
 Manish Chandra
Poshmark, Inc.
December 31, 2020
Page 2
Poshmark, Inc. Interim Financial Statements
Notes to Condensed Consolidated Financial Statements (unaudited)
11. Net Income (Loss) Per Share Attributable to Common Stockholders, page F-64

2. We have reviewed your response to prior comment 3 and the revisions made to pages F-
      51 and F-52 of your financial statements. Please provide us with your computation of the undistributed earnings attributable to participating securities for the nine months ended
      September 30, 2020 that have been deducted from your net income to arrive at the net income attributable to common stockholders for this period.
       You may contact Linda Cvrkel at (202) 551-3813 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any other questions.



                                                          Sincerely,
FirstName LastNameManish Chandra
                                                          Division of
Corporation Finance
Comapany NamePoshmark, Inc.
                                                          Office of Trade &
Services
December 31, 2020 Page 2
cc:       Anthony J. McCusker
FirstName LastName